Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 12, 2022 (except for Note 5, as to which the date is September 1, 2022) with respect to the financial statements of First Trust Private Credit Fund for the period ended April 1, 2022 which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the caption “Independent Registered Public Accounting Firm; Legal Counsel.”

/s/ GRANT THORNTON LLP

Chicago, Illinois

September 1, 2022